04013526

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED NOV 15 2004 WASH. D.C. 202 SECTION

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SEC FILE NUMBER
8- 32233

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2003 (MM/DD/YY) AND ENDING 09/30/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CRAIG AND ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2204 81st AVE, S,E.
(No. and Street)

Mercer Island	WA	98040
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jack W. Brown, Inc., P.C.
(Name — *if individual, state last, first, middle name*)

419 Occidental Ave. So., Suite 600	Seattle,	WA	98104
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 18 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary L. Craig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Craig and Associates, Inc., as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

KATHLEEN CLEERE
COMMISSION EXPIRES
NOTARY
PUBLIC
6-12-08
STATE OF WASHINGTON

This report** contains (check all applicable boxes):

☑ (a) Facing page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRAIG & ASSOCIATES, INC.

Financial Statements
and Supplementary Information

September 30, 2004

Jack W. Brown Inc., P.C.

TABLE OF CONTENTS

JACK W. BROWN INC., P.C.

Accountants & Consultants 419 Occidental Ave. S., Suite 600 Seattle, Washington 98104 **(206) 343-0646** FAX (206) 682-3977

November 2, 2004

To the Board of Directors
Craig & Associates, Inc.
Seattle, WA

We have audited the accompanying balance sheet of Craig & Associates, Inc., as of September 30, 2004, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Craig & Associates, Inc., as of September 30, 2003, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

However, see Note 2 to the financial statements referring to Craig & Associates, Inc. as a defendant in a lawsuit. Should the lawsuit result adversely to the Corporation, it would require an infusion of cash to continue operating as a going concern.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules as presented for the purpose of additional analysis and is not a required part of the basic

financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jack W. Brown Inc., P.C.
Seattle, WA
November 2, 2004

CRAIG & ASSOCIATES, INC.
BALANCE SHEET

ASSETS		September 30, 2004
Current		
Cash on hand and in bank	$	1,652
Certificates of Deposit		10,393
Cash Escrow with Buerk Dale Victor LLC		36,500
Refundable federal income taxes		9,223
Total current assets		57,768
Property & Equipment (Note 1)		
Office equipment		14,213
Furniture & fixtures		7,200
		21,413
Less accumulated depreciation		(21,413)
Total property & equipment		-0-
TOTAL ASSETS	$	57,768

LIABILITIES & STOCKHOLDER'S EQUITY

Current Liabilities		0
Contingent Liabilities (Note 2)		
Stockholder's Equity		
Common stock, $1 par value, 10,000 shares authorized, and 10,000 shares issued and outstanding		10,000
Additional paid in capital		95,000
Retained earnings		(47,232)
Stockholder's Equity		57,768
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$	57,768

See accompanying notes to the financial statements

CRAIG & ASSOCIATES, INC.
STATEMENT OF INCOME & RETAINED EARNINGS

	Year Ended September 30, 2004
INCOME	
Concessions	$ 125,970
EXPENSES	
Concession Expenses	104
Professional Services	6,200
Accounting	1,560
Taxes & Licenses	3,916
General Insurance	236
Miscellaneous	439
Consulting Fees	134,121
Total Expenses	146,576
Loss from Operations	(20,606)
Other Income & Expense	
Interest Income	4,780
Loss on security sales	(68,730)
Loss from other income and expense	(63,950)
Loss before provision for Federal Income Tax	(84,556)
Provision for Federal Income Tax	(2,375)
NET LOSS	(82,181)
RETAINED EARNINGS, October 1, 2003	34,949
RETAINED EARNINGS, September 30, 2004	($ 47,232)

See accompanying notes to the financial statements

CRAIG & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS

	Year Ended September 30, 2004
Cash flows from operating activities	
Net loss	(82,181)
Total cash flow from operating activities	(82,181)
Adjustment to reconcile net income to net cash provided by operating activities	
Increase in refundable federal income tax	(2,375)
Decrease in notes receivable, Buerk Dale Victor LLC	45,000
Increase in cash escrow, Buerk Dale Victor LLC	(36,500)
Decrease in state business tax payable	(160)
Decrease in NASDAQ investment	68,730
Total adjustments	74,695
Net decrease in cash & cash equivalents	(7,486)
Cash & cash equivalents at beginning of year	19,531
Cash & cash equivalents at end of year	$ 12,045

See accompanying notes to the financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Nature of business: Craig & Associates, Inc., is a privately-held Broker-Dealer company which was incorporated in the State of Washington in 1984.

B. Property & equipment: Property and equipment are recorded at cost. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income during that year. The cost of maintenance and repairs is charged to expenses when incurred, whereas expenditures which substantially increase the useful lives of property and equipment are capitalized.

C. Depreciation: The provision for depreciation is computed over three and five years using accelerated methods. Depreciation expense for the current year was 0.

D. Cash & cash equivalents: Cash and cash equivalents consist of cash in checking accounts and certificates of deposit with a maturity of 12 months or less.

E. Income taxes: The Company reports income for financial statement purposes on the accrual basis whereby revenue is recognized as services are performed and expenses are incurred. For federal income tax purposes, the Company reports income on the cash basis whereby revenue is recognized as it is collected and expenses are recognized as paid.

F. Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. CASH ESCROW WITH BUERK DALE VICTOR LLC AND CONTINGENT LIABILITY

Craig & Associates, Inc. and Buerk Dale Victor, LLC established a cash escrow account on December 23, 2003 to pay for certain Craig & Associates, Inc. obligations in connection with Craig & Associates, Inc. as a defendant in a King County Superior Court case as described below.

Craig & Associates, Inc. is a defendant in *McGrew et al v. Harris Bank, N.A., et al,* King County superior Court cause number 03-2-40422-0SEA. In that proceeding, the plaintiffs assert Washington State Securities Act, breach of contract and civil conspiracy claims against Craig & Associates, Inc. The claims arise out of the plaintiffs' purchases of notes issued by the Partners Mortgage Corporation, which filed for bankruptcy on September 26, 2003. the plaintiffs allege that Craig & Associates, Inc. is liable for their losses as a seller of the securities. The plaintiffs are currently seeking certification of the matter as a class action. The suit names three defendants in addition to Craig & Associates, Inc.: U.S. Bank, N.A., Harris Bank, N.A., and Gary L. Craig. All of the defendants have stipulated that the case may be certified as a class action.

Craig & Associates, Inc., denies any liability to plaintiffs, and intends to vigorously to defend the case. At this early point in the litigation it is difficult to assess the monetary risk, if any, that Craig & Associates, Inc., may ultimately face if plaintiffs were to succeed. If the case is certified as a class action, however, the class members' claims may total up to $22.7 million.

SUPPLEMENTARY INFORMATION

NET CAPITAL REQUIREMENT

Pursuant to Rule 15c3-1(a)(2) under the Securities Exchange Act of 1934, the Company has a $5,000 net capital requirement. For the year ended September 30, 2004 the Company's net capital balance was $12,045.

UNDER RULE 15c3-3
For the Year Ended September 30, 2004

Exemptive Provisions:

The Company is exempt from Rule 15c3-3 in that the Company does not receive any customer securities or cash.

CRAIG & ASSOCIATES, INC.
COMPUTATION of NET CAPITAL Under SEC. RULE 15c3-1

Net Capital per audited Financial Statements, September 30, 2004	$ 57,768
Less Non-Allowable Assets	45,723
Net Capital, September 30, 2004	$ 12,045

See the Reconciliation of Audited and Unaudited Computation of Net Capital on the following page.

CRAIG & ASSOCIATES, INC.
RECONCILIATION of AUDITED & UNAUDITED COMPUTATION of NET CAPITAL

September 30, 2004

Differences	Unaudited Form X-17A-5 Part II Prepared by Craig & Associates Filed on 10/15/03	Audited Form X17A Part IIA	Differences
Page 10			
Line 10	($19,988,439)	$ 12,045	$20,000,484

Explanations

Line 17	Overstated accounts payable accrued expenses and other	$20,000,000
	Error on line 20 of September 30,2004 focus report	$ 484
		$20,000,484